

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2018

Mark Pearson
President and Chief Executive Officer
AXA Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, NY 10104

>   **Re: AXA Equitable Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 6, 2018**
>   **File No. 333-221521**

Dear Mr. Pearson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2017 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Following the settlement of this offering, AXA will continue to control us. . ., page 72

1.   We note your response and revised disclosures in response to prior comment 14. Please also expand your risk factor to include a discussion of material consent rights granted to AXA with respect to specific corporate and business activities.

Compensation Discussion and Analysis - EQ Named Executive Officers
Short-Term Incentive Compensation Program, page 252

2.   We note your revised disclosures in response to prior comment 13. Please disclose the value of each pre-defined performance objective for AXA as well as the actual results achieved for each pre-defined performance objective for both AXA and AXA Financial R&P Operations.

Notes to Consolidated Financial Statements
1) Organization
Restatement and Revision of Prior Period Financial Statements, page F-10

3.   You indicate that the errors primarily relate to errors in the calculation of policyholders' benefit reserves and the calculation of DAC amortization for certain variable and interest sensitive life products. Please provide us a more robust explanation of each error including what caused it and how it was discovered.

2) Significant Accounting Policies
DAC
Amortization Policy, page F-24

4.   Please provide us an analysis explaining the reasons for the fluctuation in line item amortization of deferred policy acquisition costs, net as shown on the consolidated statements of income (loss) for 2017 as compared to 2016 and 2016 as compared to 2015. In your response explain the nature and amount of credits that ran through this line item each period.

Assumption Updates and Model Changes , page F-32

5.   Please tell us your accounting policy for recording these assumption updates and model changes. Reference the authoritative literature supporting your accounting treatment. Provide us a discussion similar to the one in MD&A on pages 115 to 117 regarding net income attributable to Holdings that incorporates the impact of all 2017 and 2015 assumption updates and model changes. In this regard, it is not clear how the updates and changes discussed on F-33 for 2017 are incorporated into the explanation in the first bullet on the top of page 116 in the discussion of 2017 compared to 2016. Similarly, it is not clear how the updates and changes discussed on F-33 for 2015 are incorporated into the discussion on page 117 of 2016 compared to 2015 other than with respect to that the increase in net DAC amortization of $374 million being primarily driven by several assumption updates. It would appear that the impacts of the 2017 and 2015 assumption updates and model changes should be discussed in MD&A on the reference pages above and throughout MD&A, as applicable, such as in the results of operations by segment.

You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Peter J. Loughran